CONFIDENTIAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

RESTAURANT BRANDS INTERNATIONAL INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

76131D103

(CUSIP Number)

Steve Milankov, Esq.

Pershing Square Capital Management, L.P.

787 Eleventh Avenue, 9th Floor

New York, New York 10019

(212) 813-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

•

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76131D103

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES[1] BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 23,523,547 (1)
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 23,523,547 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,523,547 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)

Includes (a) 23,142,542 shares of Common Stock and (b) 381,005 Common Stock issuable on exchange of exchangeable units in Restaurant Brands International Limited Partnership (“Exchangeable Units”) beneficially owned by this Reporting Person.

(2)

This calculation is based on 316,382,439 shares of Common Stock outstanding as of April 23, 2024, as reported in the Form 10-Q, plus 381,005 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by this Reporting Person.

CUSIP No. 76131D103

1	NAME OF REPORTING PERSON Pershing Square Holdco, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 23,523,547 (1)
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 23,523,547 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,523,547 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Includes (a) 23,142,542 Common Shares and (b) 381,005 Common Shares issuable on exchange of Exchangeable Units beneficially owned by the Reporting Persons.
(2)

This calculation is based on 316,382,439 Common Shares outstanding as of April 23, 2024, as reported in the Form 10-Q, plus 381,005 Common Shares issuable on exchange of Exchangeable Units beneficially owned by the Reporting Persons.

CUSIP No. 76131D103

1	NAME OF REPORTING PERSON Pershing Square Holdco GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 23,523,547 (1)
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 23,523,547 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,523,547 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes (a) 23,142,542 Common Shares and (b) 381,005 Common Shares issuable on exchange of Exchangeable Units beneficially owned by the Reporting Persons.
(2)

This calculation is based on 316,382,439 Common Shares outstanding as of April 23, 2024, as reported in the Form 10-Q, plus 381,005 Common Shares issuable on exchange of Exchangeable Units beneficially owned by the Reporting Persons.

CUSIP No. 76131D103

1	NAME OF REPORTING PERSON PS Holdco GP Managing Member, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 23,523,547 (1)
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 23,523,547 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,523,547 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes (a) 23,142,542 Common Shares and (b) 381,005 Common Shares issuable on exchange of Exchangeable Units beneficially owned by the Reporting Persons.
(2)

This calculation is based on 316,382,439 Common Shares outstanding as of April 23, 2024, as reported in the Form 10-Q, plus 381,005 Common Shares issuable on exchange of Exchangeable Units beneficially owned by the Reporting Persons.

CUSIP No. 76131D103

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,561,548 (1)
	8	SHARED VOTING POWER 23,523,547 (1)
	9	SOLE DISPOSITIVE POWER 3,561,548 (1)
	10	SHARED DISPOSITIVE POWER 23,523,547 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,085,095 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes (i) in the case of sole voting and dispositive power, 3,561,548 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by this Reporting Person, (ii) in the case of shared voting and dispositive power, (a) 23,142,542 shares of Common Stock and (b) 381,005 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by the other Reporting Persons and (iii) in the case of aggregate amount beneficially owned, 3,942,553 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by the Reporting Persons.

(2)

This calculation is based on 316,382,439 shares of Common Stock outstanding as of April 23, 2024, as reported in the Form 10-Q, plus 3,942,553 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by the Reporting Persons.

This amendment No. 3 (“Amendment No. 3”) to Schedule 13D is being filed on behalf of the Reporting Persons (as defined below) relating to the common shares, no par value (the “Common Stock”), of Restaurant Brands International Inc., a corporation continued under the laws of Canada, in connection with the Reorganization (as defined below). This Amendment No. 3 modifies the original Schedule 13D filed on May 4, 2020 (as amended and supplemented prior to the filing of this Amendment No. 3, the “Schedule 13D”) by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“PSCM”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), and (iii) William A. Ackman, a citizen of the United States.

Following the completion of a reorganization of PSCM’s ownership structure (the “Reorganization”), Pershing Square Holdco, L.P., a Delaware limited partnership (“PS Holdco”), Pershing Square Holdco GP, LLC, a Delaware limited liability company (“PS Holdco GP”), and PS Holdco GP Managing Member, LLC, a Delaware limited liability company (“ManagementCo”), may, as of July 16, 2024, be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 23,523,547 Subject Shares (the “Fund Subject Securities”), as further detailed in the footnotes on the cover pages, and, therefore, may be deemed to be beneficial owners of the Fund Subject Securities and are thus included as Reporting Persons. This Amendment No. 3 is being filed to update the names of the Reporting Persons after giving effect to the Reorganization.

Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 3, the Schedule 13D is unchanged.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby replaced with the following information:

“This statement on Schedule 13D relates to the Common Stock of Restaurant Brands International Inc., a corporation continued under the laws of Canada (the “Issuer”). The principal executive offices of the Issuer are located at 130 King Street West, Suite 300, Toronto, Ontario, Canada M5X 2A2.

The Reporting Persons (as defined below) beneficially own, in the aggregate, 27,085,095 shares of Common Stock (the “Subject Shares”), which number includes: (i) 23,142,542 shares of Common Stock, and (ii) 3,942,553 shares of Common Stock issuable on exchange of exchangeable units in Restaurant Brands International Limited Partnership (the “Exchangeable Units”).

The Subject Shares represent approximately 8.5% of the outstanding shares of Common Stock based on 316,382,439 shares of Common Stock outstanding as of April 23, 2024, as reported in the Issuer’s Form 10-Q filed on April 30, 2024 for the quarter ended March 31, 2024 (the “Form 10-Q”), plus 3,942,553 shares of Common Stock issuable on exchange of Exchangeable Units.

Mr. Ackman, in the case of sole voting and dispositive power, beneficially owns 3,561,548 shares of Subject Shares (the “Ackman Subject Securities”), as further detailed in the footnotes to the cover pages.”

Item 2.	Identity and Background

Item 1 of the Schedule 13D is hereby replaced with the following information:

“(a), (f) This statement is being filed by:

(i) PSCM;

(ii) PS Holdco;

(iii) PS Holdco GP;

(iv) ManagementCo; and

(v) William A. Ackman, a citizen of the United States of America (together with Pershing Square, PS Holdco, PS Holdco GP and ManagementCo, the “Reporting Persons”).

The Reporting Persons entered into a joint filing agreement, dated as of July 18, 2024, a copy of which is filed herewith as Exhibit 99.1.

(b) The address of the principal business and principal office of each of the Reporting Persons is 787 Eleventh Avenue, 9th Floor, New York, New York 10019.

(c) PSCM’s principal business is to serve as investment advisor to certain affiliated funds, including Pershing Square, L.P., a Delaware limited partnership (“PSLP”), Pershing Square International, Ltd., a Cayman Islands exempted company (“PSI”), and Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH” and together with PSLP and PSI, the “Pershing Square Affiliated Funds”).

PS Holdco’s principal business is primarily to serve as a holding company for the business of PSCM.

PS Holdco GP’s principal business is to serve as the sole general partner of PS Holdco.

ManagementCo’s principal business is to serve as the sole member of PS Holdco GP and other Pershing Square entities.

The principal occupation of William A. Ackman is to serve as (i) the Chief Executive Officer of PSCM, (ii) a director of PS Holdco GP and (iii) a member of ManagementCo.

The name, business address, present principal occupation and citizenship of each member of ManagementCo are set forth in Schedule I hereto and are incorporated herein by reference.

(d), (e) During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.”

Item 5.	Interest in Securities of the Issuer

Sections (a) and (b) of Item 5 of the Schedule 13D is hereby replaced with the following information:

“(a), (b) Information about the number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.

PSCM, as the investment adviser to the Pershing Square Affiliated Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Fund Subject Securities. As the indirect sole owner of PSCM, PS Holdco may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Fund Subject Securities. As the sole general partner of PS Holdco, PS Holdco GP may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Fund Subject Securities. As the sole member of PS Holdco GP, ManagementCo may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Fund Subject Securities. As (i) the Chief Executive Officer of PSCM, (ii) a director of PS Holdco GP and (iii) a member of ManagementCo, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. Mr. Ackman has the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the Ackman Subject Securities.

As of the date hereof, (i) Halit Coussin, Chief Legal Officer of PSCM, beneficially owns 113 shares of Common Stock, (ii) Michael Gonnella, Chief Financial Officer of PSCM, beneficially owns 1,570 shares of Common Stock, (iii) Ben Hakim, President of PSCM, beneficially owns 142 shares of Common Stock, and (iv) Ryan Israel, Chief Investment Officer of PSCM, beneficially owns 5,428 shares of Common Stock, representing, in the case of each of (i) through (iv), less than 0.01% of the outstanding shares of Common Stock, based on 316,382,439 shares of Common Stock outstanding as of April 23, 2024, as reported in the Form 10-Q, plus 3,942,553 shares of Common Stock issuable on exchange of Exchangeable Units. Other than as set forth herein, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I beneficially owns any shares of Common Stock. ”

Section (c) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“(c) Exhibit 99.6, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in the Common Stock or derivatives relating to Common Stock that were effected in the past 60 days by the Reporting Persons for the benefit of the Pershing Square Affiliated Funds. Except as set forth in Exhibit 99.6 attached hereto, no reportable transactions were effected by any Reporting Person within the last 60 days.”

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2024

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
By: PS Management GP, LLC, its General Partner

By	/s/
William A. Ackman
Authorized Signatory

PERSHING SQUARE HOLDCO, L.P.
By:	Pershing Square Holdco GP, LLC, its General Partner

By	/s/
William A. Ackman
Authorized Signatory

PERSHING SQUARE HOLDCO GP, LLC

By	/s/
William A. Ackman
Authorized Signatory

PS HOLDCO GP MANAGING MEMBER, LLC

By	/s/
William A. Ackman
Authorized Signatory

WILLIAM A. ACKMAN

By	/s/ William A. Ackman

INDEX TO EXHIBITS

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement, dated as of July 18, 2024, among PSCM, PS Holdco, PS Holdco GP, ManagementCo and William A. Ackman.

Exhibit 99.2	Trading data.*

Exhibit 99.3	Form of Confirmation for Forward Purchase Contracts.*

Exhibit 99.4	Registration Rights Agreement.*

Exhibit 99.5	Trading data.*

Exhibit 99.6	Trading data.*

* Previously filed.

SCHEDULE I

The name of each member of PS Holdco GP Managing Member, LLC is set forth below.

The business address of each person listed below is c/o PS Holdco GP Managing Member, LLC, 787 Eleventh Avenue, 9th Floor, New York, New York 10019.

Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below.

NAME	PRESENT PRINCIPAL OCCUPATION
William A. Ackman	Chairman and Chief Executive Officer of Pershing Square Capital Management, L.P.

Ryan Israel	Chief Investment Officer of Pershing Square Capital Management, L.P.

Nicholas Botta	Vice Chairman of Pershing Square Capital Management, L.P.

Ben Hakim	President of Pershing Square Capital Management, L.P.

Michael Gonnella	Chief Financial Officer of Pershing Square Capital Management, L.P.

Halit Coussin	Chief Legal Officer of Pershing Square Capital Management, L.P.